Mail Stop 4561

October 4, 2007

Stephen A. Hellrung, Esq.
Senior Vice President, General Counsel
    and Secretary
New Giant Corporation
814 Livingston Court
Marietta, Georgia 30067

> Re: **New Giant Corporation**
> **Registration Statement on Form S-4**
> **Filed on August 31, 2007**
> **File No. 333-145849**
>
> **Graphic Packaging Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 001-13182**

Dear Mr. Hellrung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Organization of New Graphic, page 7

1.   If by "certain post-closing inter-company reorganization steps" you refer merely to a contribution of the BCH limited liability company interests from New Graphic to Graphic and from Graphic to Graphic Packaging International, please

so state. Also, we encourage you to include a chart depicting the current organizational structure of Graphic, New Graphic, Merger Sub, Graphic Packaging International and the Other Graphic Operating Entities, on one hand, and the Sellers, BCH and Altivity, on the other hand. The post-closing chart could also depict Sellers and the public shareholders as sharing control of New Graphic.

Reasons of Graphic for the Transactions, page 8

2.   Please explain in this summary section and on page 37 why you have determined to engage in the holding company reorganization.

Opinion of Financial Advisor, page 9

3.   In the final sentence, and throughout the document, please clarify that the $20 million fee is payable to Goldman Sachs only upon consummation of the transactions. Discuss whether and how the board of directors considered that a substantial portion of the fee for the opinion was conditioned upon the completion of the transaction, and indicate the board's view concerning the significance of that aspect of the fee arrangement to shareholders in their evaluation of the prospectus disclosure regarding the opinion.

Financing, page 11

4.   Please disclose here and on page 54, if true, that the terms of your outstanding notes do not restrict the adoption of the transaction agreement and approval of the transactions.

Summary Historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data, page 13

5.   Please tell us your analysis as to why the quarterly financial data specified by Item 302 of Regulation S-K is not required for Altivity. Item 17(b)(4) of Form S-4 would appear to affirmatively require this information, despite paragraph (a)(5) of Item 302, which states that this requirement only applies to registrants with securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act.

Summary Historical Consolidated Financial Position of BCH, page 15

6.   Revise the selected financial data table to provide balance sheet data for year ended December 31, 2003 and revise footnote (a) to the table accordingly.

The Transactions, page 33

7.   In the first full paragraph on page 35, please briefly describe the significant issues discussed by Alston & Bird on April 9, 2007 relating to the transaction and the issuance to affiliates of TPG.

8.   In the list of risks appearing on page 39, please briefly expand the line describing "the presence of a new large stockholder" to identify TPG by name and explain why this is a risk.

9.   Also in the list on page 39, you describe the absence of indemnities for breaches of representations and warranties by BCH. Please add a risk factor in the Risk Factors section concisely describing this risk of the transactions.

Opinion of Financial Advisor to Graphic, page 40

10.   With your response letter, please provide us with any written materials provided by the financial advisor to the Graphic board of directors.

Contribution Analysis, page 41

11.   Please explain for your investors the significance of this analysis, the difference between the "EBITDA less ordinary capital expenditures" column and the "EBITDA less capital expenditures column," and the meaning of "standalone cost savings" referenced in the footnotes to the chart. See Item 1015(b)(6) of Regulation M-A.

Analysis of Transaction Implied Multiples, page 41

12.   Please disclose the results of the comparison of multiples. Please also tell us whether the financial advisor compared these results to any companies other than Rock-Tenn. See Item 1015(b)(6) of Regulation M-A.

Illustrative Discounted Cash Flow Analysis, page 42

13.   Please explain the implications of this analysis, in the context of the financial advisor's determination as to financial fairness. See Item 1015(b)(6) of Regulation M-A.

Selected Transactions Analysis, page 42

14.   Please disclose the comparable figures for this transaction. See Item 1015(b)(6) of Regulation M-A.

Illustrative Future Stock Price Analysis, page 43

15.   Please disclose the numerical results of this analysis and provide for investors a
        clear description of the findings. See Item 1015(b)(6) of Regulation M-A.

Interests of Graphic's Directors and Executive Officers in the Transactions, page 48

16.   Please make a statement regarding the interests of the BCH directors and
        executive officers (or persons holding similar positions) in the transaction. See
        Item 18(a)(5)(i) of Form S-4.

The Transaction Agreement and Agreement and Plan of Merger, page 59

17.   In the second paragraph, you state that you do not intend for the transaction
        agreement "to be a source of factual, business or operational information about
        Graphic, New Graphic or BCH." Investors are entitled to rely upon disclosures in
        your publicly filed documents, including the transaction agreement. Please revise
        your disclosure as necessary.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

18.   We note that the unaudited pro forma information does not reflect significant
        operational and administrative cost savings that management of the combined
        company estimates may be achieved as a result of the transactions. Please tell us
        how management determined the extent of these savings and the status of any
        related cost reduction plans. In addition, explain why these plans are not reflected
        in any pro forma adjustments and/or additional information regarding these
        significant cost savings is not disclosed in the related footnotes.

Note 1. Basis of Presentation, page 80

19.   If the information presented continues to be based upon preliminary valuation
        estimates, where the amounts could differ materially from those reflected in the
        pro forma financial statements provided, revise to provide a sensitivity analysis
        that quantifies the impact changes in the final valuation may have on the pro
        forma financial statements presented.

20.   Revise your disclosure to disclose whether there are other acquisition-related
        contingencies, their nature, and their potential effects on the purchase price
        allocation and post-acquisition operating results.

Note 2. Pro Forma Transactions, page 81

21.　Revise footnote (c) to the table on page 82 to quantify the purchase price allocation amounts assigned to cash, accounts receivable, prepaid expenses, other assets, accounts payable, accrued expenses and lease obligations.

Note 3. Pro Forma Adjustments for the Acquisition, page 82

22.　In pro forma Note 3.a, you indicate that common stock will be issued under Graphic's long-term incentive plan payable upon a change in control. Revise to identify the specific plan and describe the provision under which these transactions result in a change in control.

23.　We note that you reflected the write-off of the Graphic unamortized debt issuance costs ($17.6 million) within accumulated deficit in the pro forma balance sheet and that you are excluding that item from the pro forma statements of operations. Revise your disclosures to further explain the treatment of the corresponding BCH write-off within the pro forma financial statements.

24.　Tell us and disclose the estimated lives and amortization expense related to the non-compete agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 92

25.　We note the inclusion of BCH's Combined Non-GAAP financial information within MD&A for the year ended December 31, 2006. Revise the disclosures on page 93 to address the following:

- clarify that the combined results are representative of two different organizations, managements, cost structures and operations;

- describe, in more detail, how the purchase accounting creates an inconsistency; and

- explain why combining the information for MD&A purposes is useful and meaningful to investors.

26.　We note that the BCH MD&A overview is limited to three relatively short paragraphs that describe the ownership history of the business, provide limited information with respect to their customers, and briefly cite broad economic factors that are simply identified as "key demand drivers." Please explain to us how you considered the guidance of Section III.A of SEC Release No. 33-8350 that indicates that a good overview or introduction would:

- include economic or industry-wide factors relevant to the company;

- serve to inform the reader about how the company earns revenues and income and generates cash;

- to the extent necessary or useful to convey this information, discuss the company's lines of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the Description of Business section); and

- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

27.   We note that you have provided little qualitative and virtually no quantitative information regarding any key indicators of BCH's financial condition and operating performance. Please explain to us how you considered the guidance in Section III.B.1 of SEC Release No. 33-8350.

28.   Where two or more sources of a material change are identified, the dollar amount that each source contributed to the change should be disclosed. See Section III.D of SEC Release 33-6835 and revise to quantify each source to the extent possible.

29.   Please revise to identify any trends and uncertainties and provide management's expectations regarding those trends and uncertainties. Currently, we note that you have provided little, if any, disclosure addressing these matters as they relate to BCH. Refer to Section III.B.3 of the SEC Release No. 33-8350.

30.   It appears to us that additional information is necessary in order to understand BCH's business as a whole as described in Instruction 4 to Item 303(a) of Regulation S-K. Please revise these disclosures to provide more robust analyses regarding the individual income statement line items allowing readers to understand the changes between periods. In addition, provide disclosures that explain, in detail, the reconciling items between the segment amounts that are the basis for the analysis and the income statements.

Directors and Management of New Graphic, page 116

31.   Please tell us your analysis as to the applicability of Rule 14f-1 under the
       Exchange Act to this transaction.

Security Ownership of Certain Beneficial Owners and Management, page 121

32.   With respect to the shares you list as beneficially owned by Grover C. Coors
       Trust, you state in footnote 1 that "certain members of the Coors family and
       related entities" retain shared voting power and sole dispositive power with
       respect to these shares. Please identify these persons and the number of shares
       which they beneficially own.

33.   In footnote three, you state that no person controls the voting and dispositive
       powers with respect to the shares beneficially owned by the CDR Fund. Since the
       funds actions are necessarily dependent upon decisions of natural persons, the
       basis of your assertion is not clear. Please revise to disclose the natural persons
       who share the beneficial ownership powers.

34.   With respect to the shares held by EXOR, please disclose the natural persons who
       hold voting and dispositive powers.

Proposal 2. Capitalization, page 124

35.   Please explain to your investors why you seek authorization to increase the
       number of authorized shares. Please also disclose whether you have any plans,
       proposals or arrangements to issue shares other than as described elsewhere in the
       proxy statement/prospectus.

Where You Can Find More Information, page 133

36.   On May 3, 2007, you filed a Form 10-Q for the quarter ended March 31, 2007
       (not 2006). Please revise.

Bluegrass Container Holdings, LLC
Financial Statements for the Fiscal Year Ended December 31, 2006

Notes to Financial Statements, page F-7

Note 2. Basis of Presentation, page F-7

37.   BCH refers to the use of independent actuaries and appraisers in connection with
       allocating the purchase price of the Field acquisition here and within BCH's

interim financial statements on page F-33. Revise these disclosures to name the independent actuaries and appraisers and provide the required consents pursuant to Rule 436(b) of Regulation C.

Outside Back Cover Page of Proxy Statement/Prospectus

38.   Please tell us why you have not included the dealer prospectus delivery obligation language set forth in Item 502(b) of Regulation S-K.

Graphic Packaging Corporation
Form 10-K for Fiscal Year Ended December 31, 2006

Contractual Obligations and Commitments, page 31

39.   Please explain why you have not provided the tabular information for the periods set forth in Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 42

Note 2. Accounting Policies, page 42

Note (I). Revenue Recognition, page 44

40.   We note that Graphic provides support, service and advanced performance monitoring in connection with your leasing arrangements. Tell us whether these are considered multiple-element arrangements under EITF 00-21. If so, explain how Graphic applies the provisions of the EITF and tell us why the revenue recognition policy does not address multiple-element arrangements.

41.   Tell us how Graphic has accounted for any initial direct costs associated with their lease arrangements with customers. Refer to paragraph 19.c of SFAS 13.

42.   In regard to Graphic's packaging machinery lease agreements, tell us what consideration was given to providing the disclosures required by paragraphs 23.b and c of SFAS 13. In addition, quantify the amount of revenue recognized pursuant to lease agreements during each period presented and explain how Rule 5-03.1 of Regulation S-X was considered.

Definitive Proxy Statement on Schedule 14A, filed on April 18, 2007

Compensation Discussion and Analysis, page 11

Base Salary, page 12

43.   On page 13, you state that base salary changes take into account "individual performance." A meaningful description of the elements of individual performance which you take into account should be provided when changes in a compensation component are attributed to such a source. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 13

44.   This section should disclose why you have determined to pay these awards one-half in shares and one-half in cash. See Item 404(b)(2)(ii) of Regulation S-K.

45.   In your narrative disclosure, you describe awards of Service RSUs to executives in March 2006, but in the table on page 18, you list awards granted in February 2006. Please explain this discrepancy.

Employment Agreements and Potential Payments on Termination, page 15

46.   In the second full paragraph on page 16, you refer to vesting restrictions lapsing "upon the occurrence of a change-in-control." Please explain how this term is used in this context and the basis for selecting particular events as triggering payments. See Item 402(b)(2)(xi) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

Management Indebtedness, page 29

47.   Your filings should disclose the largest aggregate amount of all indebtedness outstanding for Mr. Humphrey at any time since the beginning of your last fiscal year. You should also disclose the amount of principal paid during the periods for which disclosure is provided. See Item 404(a)(5) of Regulation S-K and Instruction 3 to Item 404(a). Please explain why you have not file the note as an exhibit. Likewise, please explain why you have not filed as exhibits the agreements with Coors Brewing Company and Golden Equities.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Marc D. Thomas at (202) 551-3452 or Mark A Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (404) 253-8376
        William Scott Ortwein, Esq.
        Alston & Bird LLP